Exhibit 99.1

Brooge Energy Ltd. Announces Strategic Decision to Add Additional Features to Select Storage Tanks at its Phase I Facility

Management’s revenue enhancing initiative to upgrade its Phase I facility will improve margins going forward by offering higher priced gasoline and clean product storage

NEW YORK, March 7, 2022 - Brooge Energy Ltd. (“Brooge Energy” or the “Company”) (Nasdaq: BROG), a midstream oil storage and service provider strategically located outside the Strait of Hormuz, announced today the undertaking of a strategic revenue enhancing initiative at its Phase I storage facility location in order to capture the better pricing opportunity afforded by adding storage capability of gasoline and other clean products such as bio-diesel and bio-fuel.

The Company expects to upgrade four storage tanks in total, two of which are already undergoing retro-fitting. Upon completion of the upgrade of the first two, which primarily consists of adding an internal floating roof, both will be re-opened to accept gasoline and clean products. The second two tanks will then undergo the same process for approximately 90 days.

The Company has already received strong demand for storage of the higher priced gasoline and clean products. With letters of intent (LOIs) already in place, the Company will be well positioned to meet storage demand for this more attractive product after the upgrades are complete.

Commenting on work underway, Mr. Paardenkooper, Chief Executive Officer of Brooge Energy and BPGIC, stated, “We are taking actions in the near-term that we expect will yield the Company higher margin revenue. We are currently seeing strong demand for our storage facilities and the price of oil per barrel has reached levels not seen since 2014 making this an opportune time for us to undertake this project and capture the upside as we move through the year. Our strategic location coupled with the investments we are making to better serve to our customers, have us well-positioned to leverage this opportunity to build value for shareholders.”

About Brooge Energy Limited

Brooge Energy conducts all its business and operations through its wholly owned subsidiaries, Brooge Petroleum and Gas Investment Company FZE (BPGIC) and Brooge Petroleum and Gas Investment Company Phase III FZE, Fujairah Free Zone Entities. Brooge Energy is a midstream oil storage and service provider strategically located outside the Strait of Hormuz in the Port of Fujairah in the United Arab Emirates. Its oil storage business differentiates itself from competitors by providing customers with fast order processing times, excellent customer service and high accuracy blending services with low oil losses. For more information, please visit at www.broogeenergy.com.

Forward-Looking Statements

This press release contains statements that are not historical facts and constitute “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements reflect management’s current views based on certain assumptions, and they involve risks and uncertainties. Actual results, events or performance may differ materially from the forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including risks described in public reports filed by Brooge Energy with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Brooge Energy does not undertake any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact

KCSA Strategic Communications
Valter Pinto or Kathleen Heaney
+1 212-896-1254
BROG@kcsa.com